SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

591610100
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Gregory R. Blatt, Esq.
Executive Vice President, Business Affairs, General Counsel and Secretary
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street
New York, New York 10036
(212) 827-8000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York 10004
(212) 859-8000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*

$1,325,720	$107.25

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 697,307 shares of Class A Common Stock, par value $0.01, of Martha Stewart Living Omnimedia, Inc. will be exchanged pursuant to this offer for an aggregate of $1,325,720 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 11 for fiscal year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement of Martha Stewart Living Omnimedia, Inc. (the “Company”) on Schedule TO originally filed with the Securities and Exchange Commission on September 25, 2003 (the “Schedule TO”), relating to the offer by the Company to certain employees to exchange certain of their outstanding stock options for the right to receive a one-time special cash bonus payment from the Company, on the terms and subject to the conditions set forth in an Offer to Exchange, dated September 26, 2003, a copy of which was filed with the original Schedule TO as Exhibit (a)(1).

     The information in the Offer to Exchange is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12.

     Item 12 is hereby amended and supplemented as follows:

     The following Exhibit is added:

     (a)(15)    Presentation made by the Company to holders of eligible options on September 30, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2003

MARTHA STEWART LIVING OMNIMEDIA, INC.

	By:	/s/ Gregory R. Blatt

Gregory R. Blatt
Executive Vice President, Business Affairs, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Exchange, dated September 26, 2003.

(a)(2)	Form of Introductory Letter and accompanying Letter of Transmittal.

(a)(3)	Form of e-mail to Eligible Option Holders Announcing Offer.

(a)(4)	Form of Election Withdrawal Notice.

(a)(5)	Form of Reminder Notice of Expiration of Offer.

(a)(6)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003 (incorporated herein by reference).

(a)(7)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003 (incorporated herein by reference).

(a)(8)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 13, 2003 (incorporated herein by reference).

(a)(9)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2003 (incorporated herein by reference).

(a)(10)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2003 (incorporated herein by reference).
(a)(11)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2003 (incorporated herein by reference).

(a)(12)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2003 (incorporated herein by reference).

(a)(13)	The Company’s definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 31, 2003 (incorporated herein by reference).

(a)(14)	A description of the Company’s Class A common stock included in the Company’s Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on October 14, 1999 (incorporated herein by reference).

(a)(15)	Presentation made by the Company to holders of eligible options on September 30, 2003.*

(b)	Not applicable.

(d)(1)	The Company’s Amended and Restated 1999 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

* Filed with this Amendment No. 1.